UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ASV HOLDINGS, INC.

(Exact name of the registrant as specified in its charter)

DELAWARE	001-38089	82-1501649
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

840 LILY LANE, GRAND RAPIDS, MN	55744
(Address of principal executive offices)	(Zip code)

MELISSA HOW (218)-327-3434

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Under the final rule, a company that uses any of the designated minerals is required to conduct a reasonable ‘country of origin’ inquiry that must be performed in good faith and be reasonably designed to determine whether any of its minerals originated in the covered countries or are from scrap or recycled sources.

ITEM 1.01 – Conflicts Minerals Disclosure and Report

Conflict Minerals Disclosure

ASV Holdings, Inc. (the “Company”) undertook a reasonable country of origin inquiry with respect to the conflict minerals used in the production of the Company’s products and has determined in good faith that for the year ended December 31, 2019:

•

the Company has manufactured or contracted to manufacture products as to which tin, tungsten, tantalum and/or gold (herein referred to as 3TG’s, for “conflict minerals”) are necessary to the functionality or production of such products.

•

Based on a “reasonable country of origin inquiry” and additional due diligence measures, the Company knows or has reason to believe that a portion of its necessary 3TG’s originated or may have originated in the Democratic Republic of the Congo or an adjoining country (collectively, sometimes referred to as the “Covered Countries”) and knows or has reason to believe that those necessary 3TG’s may not be from recycled or scrap sources.

The Company’s reasonable country of origin inquiry (RCOI) employed a combination of measures to determine whether the necessary 3TG’s in the Company’s products originated from the Covered Countries. The Company’s primary means of determining country of origin of necessary 3TG’s was by conducting a supply chain survey with direct suppliers using the RBA-GeSI (Responsible Business Alliance – Global E-Sustainability Initiative) conflict minerals reporting template (“CMRT”), version 5 or higher.

In accordance with rule 13p-1 under the Securities and Exchange Act of 1934 (“Rule 13p-1”), the Company has filed this Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report and both reports are posted to the SEC’s EDGAR database at www.sec.gov.

ITEM 1.02 – Exhibit

The Company has included its Conflict Minerals Report as Exhibit 1.01 to this form SD.

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Item 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ASV HOLDINGS, INC.
(Registrant)

/s/ Melissa How	May 29, 2020
Melissa How	(Date)
Chief Financial Officer